February 11, 2008


Ms. Mary Puma
Chairman and CEO
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915-1053

Dear Ms. Puma:

As we remain one of Axcelis' largest shareholders, we felt it appropriate to communicate Sterling's perspective on today's announcement by Sumitomo Heavy Industries (SHI).

Sterling Capital continues to believe that Axcelis Technologies needs to actively look for consolidation opportunities within the semiconductor capital equipment industry. SHI's offer to purchase Axcelis is a meaningful first step in this direction. We strongly encourage Axcelis' Board to fully engage SHI and work to determine if a combination is appropriate. Further, we also would expect the Board and its advisors to solicit interest from other parties that might have a desire in partnering with Axcelis.

We trust the Board will embrace this perspective.

Sincerely,

STERLING CAPITAL MANAGEMENT LLC




Brian R. Walton, CFA
Managing Director
Sterling Capital Management